Free Writing Prospectus

VanEck Merk Gold Trust

2024-01-09 Raising the Bar on Gold Investing_ VanEck’s Approach to Gold _ VanEck

0001546652

Pursuant to 433/164

333-238022

VanEck®

Raising the Bar on Gold Investing: VanEck's Approach to Gold

January 09, 2024

READ TIME 2 MIN

> VanEck has provided investors access to gold, one of the most vital metals in the world, for over 50 years with both actively and passively managed solutions.

The over 50 year longevity of providing investors access to gold reflects the expertise and commitment that VanEck maintains to one of the most vital metals in the world, which continues today across both actively and passively managed solutions. VanEck has been at the forefront of gold investing since the firm's inception and launched the nation's first gold stock fund, **VanEck International Investors Gold Fund (INIVX)**, in 1968, and also issued the first gold miners ETF, **VanEck Gold Miners ETF (GDX)**, in 2006.

A Look Into VanEck's Gold Investing Solutions

Gold is one of the most vital metals in the world and a unique asset, with the ability to enhance portfolio diversification, act as store of value, and hedges against systemic risk. VanEck has long been considered a leader in gold-related investments and has been managing gold funds since 1968, including the nation's first open-ended gold equity mutual fund.

Gold ETFs

Gold ETFs are exchange-traded funds that invest in physical gold, gold futures, or stocks of gold mining companies. They offer a convenient way to gain exposure to the price movements of gold without the need to hold the physical metal, and they can be bought and sold like stocks through a brokerage account.

GDX: VanEck Gold Miner's ETF

The **VanEck® Gold Miners ETF (GDX)**, launched in 2006, is the first gold miners ETF in the U.S. It seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the **NYSE Arca Gold Miners Index (GDMNTR)**, a pure-play, global index, tracking the performance of the largest publicly-traded companies in the gold mining industry.

GDXJ: VanEck Junior Gold Miners ETF

The **VanEck Junior Gold Miners ETF (GDXJ)** seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the **MVIS® Global Junior Gold Miners Index (MVGDXJTR)**, which is intended to track the overall performance of small-capitalization companies that are involved primarily in the mining for gold and/or silver.

Gold Funds

Gold funds are mutual funds or closed-end funds that invest in gold-related assets. These might include physical gold, gold futures, and stocks of companies involved in the gold industry, such as mining, refining, or production.

VanEck International Investors Gold Fund

The **VanEck International Investors Gold Fund** is an actively managed portfolio, with a nearly 60 year track record, that primarily invests in gold-mining equities. An investment in gold miners offers several benefits beyond that of other gold-related investments.

- Leverage to gold prices – For most gold miners, profitability is measured by the average cost of production relative to the current price of gold. High or rising gold prices can thus magnify profits

earned by gold miners, which often translates to higher share prices.
- Yield opportunity – Investors are often being "paid" to own gold mining stocks, with many gold companies opting to return capital to shareholders in the form of dividends. On the other hand, investors in physical gold often have to pay for ownership (in the form of storage).
- Idiosyncratic return drivers – Performance of gold miners is not wholly dependent on the price of gold. Over time, gold miners may exploit efficiency gains from new technologies, capitalize on exploration success or else become the target of a larger acquisition.

All of these factors may influence their return prospects regardless of gold prices.

Gold Trusts

Gold trusts are investment vehicles that hold physical gold for investors. They offer a direct exposure to the price of gold and are traded on stock exchanges. Gold trusts are a popular choice for investors looking to add gold to their portfolios without the complexities of futures contracts or the security issues of storing physical gold.

OUNZ: VanEck Merk Gold Trust

The VanEck Merk Gold Trust (OUNZ) seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. For the purpose of facilitating delivery, Merk Investments LLC has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire. Another benefit of this approach is that taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold.

Why Invest In Gold?

For centuries, gold has served as a form of exchange, a safe haven investment (in times of financial market turmoil) as well as a hedge

against severe inflation. As an investment, gold delivers the ability to enhance portfolio diversification, acts as store of value, and hedges against systemic risk. In addition, gold has outperformed traditional asset classes over the last 20 years.

Gold Outperformance Over 20 Years: 2000 - 2023


800
700
600
500
400
300
200
100
0
Cumulative Return (Indexed at 100)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Gold ($/oz)
U.S. Bonds
U.S. Stocks

Source: FactSet, VanEck. Data as of September 2023. U.S. Stocks represented by S&P® 500 Index; U.S.Bonds represented by Bloomberg Barclays U.S. Aggregate Bond Index; Gold ($/oz) represented by LBMA PM Gold Price; U.S. Treasuries represented by the Bloomberg Barclays U.S. 1-3 Year Treasury Bond Index.

While these portfolio benefits have remained consistent, the rationale for including an allocation to gold and gold stocks today has gained significant relevance.

VanEck's Gold Investing History

CEO Jan van Eck shares the important role that gold investing played in shaping the firm's philosophical approach that continues today.

Golden Anniversary for VanEck's Gold Strategy


Inflation Solutions
VanEck®

Watch Video

We've Offered Inflation Solutions Since 1968

Summary & Conclusion

As a truly unique asset, gold enhances portfolio diversification, acts as store of value, and hedges against systemic risk. In addition, gold has outperformed traditional asset classes over the last 20 years.

Read **VanEck's Investment Case for Gold** to learn more about the current gold market and how to position portfolios in today's environment.

Actively Managed Gold Mining	Passively Managed Gold Mining	Physical Gold with Option for Delivery
VanEck International Investors Gold Fund	GDX® VanEck Gold Miners ETF	VanEck Merk® Gold Trust
	GDXJ® VanEck Junior Gold Miners ETF	

To receive more **Gold Investing** insights, **sign up in our subscription center**.

RELATED TOPICS

#GOLD #GOLD MINERS

Important Disclosures

This material does not constitute an offer to sell or solicitation to buy any security, including shares of any Fund. An offer or solicitation will be made only through a Fund's prospectus or summary prospectus and will be subject to the terms and conditions contained. This material and the information provided herein are not directed at or intended for distribution to any person (or entity) who is a citizen or resident of (or located or established in) any jurisdiction where the distribution of these materials and/or the purchase or sale of interests of a Fund would be contrary to applicable law or regulation or would subject a Fund to any registration or licensing requirement in such jurisdiction. Persons who wish to review this material are required to inform themselves about and to observe any legal or regulatory restrictions which may affect their eligibility to make an investment in a Fund. Professional advice should be sought in cases of doubt.

Any projections, market outlooks or estimates in this material are forward-looking statements and are based upon certain assumptions that are solely the opinion of VanEck. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Further, any information regarding portfolio composition, portfolio composition methodology, investment process or limits, or valuation methods of evaluating companies and markets are intended as guidelines which may be modified or changed by VanEck at any time in its sole discretion without notice.

Any performance presented herein is for illustrative purposes only. Historical information is not indicative of future results; current data may differ from data quoted. An index's performance is not illustrative of a fund's performance. You cannot invest in an index.

VanEck International Investors Gold Fund

You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, or political, economic or social instability. The Fund is subject to risks associated with investments in Canadian issuers, commodities and commodity-linked derivatives, commodities and commodity-linked derivatives tax, gold-mining industry, derivatives, direct investments, emerging market securities, foreign currency transactions, foreign securities, other investment companies, management, market, non-diversification, operational, regulatory, small- and medium-capitalization companies and subsidiary risks.

VanEck Gold Miners ETF (GDX) and VanEck Junior Gold Miners ETF (GDXJ)

Gold- and silver-related investments, including gold exchange-traded funds (ETFs), are subject to risks including bullion price volatility, changes in world political developments, competitive pressures and risks associated with foreign investments. In times of stable economic growth, the value of gold, silver and other precious metals may be adversely affected. Mining companies are subject to elevated risks, which include, among others, competitive pressures, commodity and currency price fluctuations, and adverse governmental or environmental regulations. In particular, small and mid-cap mining companies may be subject to additional risks including inability to commence production and generate material revenues, significant expenditures and inability to secure financing, which may cause such companies to operate at a loss, greater volatility, lower trading volume and less liquidity than larger companies. Investors should be willing to accept a high degree of volatility and the potential of significant loss. The Funds may loan their securities, which may subject them to additional credit and counterparty risk.

NYSE Arca Gold Miners Index is a service mark of ICE Data Indices, LLC or its affiliates ("ICE Data") and has been licensed for use by VanEck ETF Trust (the "Trust") in connection with VanEck Gold Miners ETF (the "Fund"). Neither the Trust nor the Fund is sponsored, endorsed, sold or promoted by ICE Data. ICE Data makes no representations or warranties regarding the Trust or the Fund or the

ability of the NYSE Arca Gold Miners Index to track general stock market performance.

MVIS Global Junior Gold Miners Index is the exclusive property of MarketVector Indexes GmbH (a wholly owned subsidiary of the Adviser), which has contracted with Solactive AG to maintain and calculate the Index. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards MarketVector Indexes GmbH, Solactive AG has no obligation to point out errors in the Index to third parties. The VanEck Junior Gold Miners ETF is not sponsored, endorsed, sold or promoted by MarketVector Indexes GmbH and MarketVector Indexes GmbH makes no representation regarding the advisability of investing in the Fund.

Investing involves substantial risk and high volatility, including possible loss of principal. Bonds and bond funds will decrease in value as interest rates rise. An investor should consider the investment objective, risks, charges and expenses of a fund carefully before investing. To obtain a **prospectus and summary prospectus**, which contain this and other information, call **800.826.2333** or visit vaneck.com. Please read the **prospectus and summary prospectus** carefully before investing.

VanEck® Merk® Gold Trust (OUNZ):

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully before investing.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the **prospectus**.

666 Third Avenue | New York, NY 10017

These indices do not reflect the performance of a fund. All indices listed are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in a fund. Certain indices may take into account withholding taxes. An index's performance is not illustrative of a fund's performance. Indices are not securities in which investments can be made.

NYSE Arca Gold Miners Index (GDMNTR) is a modified market capitalization-weighted index composed of publicly traded companies involved primarily in the mining for gold. The Index is calculated and maintained by the New York Stock Exchange.

MVIS® Junior Gold Miners Index (MVGDXJTR) is a rules-based, modified market capitalization-weighted, float-adjusted index comprised of a global universe of publicly traded small-capitalization companies that generate at least 50% of their revenues from gold and/or silver mining/royalties/streaming or have mining projects with the potential to generate at least 50% of their revenues from gold and/or silver when developed.

Gold Spot (GOLDS Commodity) is quoted as U.S. dollars per Troy Ounce.

S&P 500® Index (S&P 500) consists of 500 widely held common stocks, covering four broad sectors (industrials, utilities, financial and transportation).

Bloomberg Barclays US Treasury Index measures U.S. dollar-denominated, fixed-rate, nominal debt issued by the U.S. Treasury.

Bloomberg Barclays US 1-3 Year Treasury Bond Index measures public obligations of the U.S. Treasury with a maturity between 1 and up to (but not including) 3 years.

Bloomberg Barclays Global Aggregate Bond Index is a market-weighted index of global government, government-related agencies, corporate and securitized fixed-income investments.

Bloomberg Barclays Indices does not sponsor, endorse, or promote the Fund and bears no liability with respect to the Fund or security.